Exxon Mobil Corporation

5959 Las Colinas Boulevard, Irving, Texas 75039-2298

Tel. (972) 444-1202    Fax (972) 444-1221

May 20, 2010

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention: H. Roger Schwall, Assistant Director

Re:	Exxon Mobil Corporation

Amendment No. 3 to Registration Statement on Form S-4

Filed May 20, 2010

File No. 333-164620

Dear Mr. Schwall:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Exxon Mobil Corporation (“ExxonMobil”) requests that the effectiveness of the Registration Statement on Form S-4 (File No. 333-164620) (the “Registration Statement”) be accelerated to 9:00 a.m., Eastern Time, on Friday, May 21, 2010, or as soon thereafter as practicable.

ExxonMobil acknowledges that the disclosure in the Registration Statement is the responsibility of ExxonMobil. ExxonMobil represents to the Securities and Exchange Commission (the “Commission”) that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve ExxonMobil from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

ExxonMobil represents that it will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact George R. Bason, Jr., Davis Polk & Wardwell LLP, at (212) 450-4340 with any questions you may have concerning this request. In addition, please notify Mr. Bason when the request for acceleration has been granted.

Sincerely,

EXXON MOBIL CORPORATION

By:	/s/ Patrick T. Mulva
Name:	Patrick T. Mulva
Title:	Vice President and Controller